Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

	Fiscal year ended December 31
	2004	2003	2002		2001	2000
Earnings per Financial Statements	$1,139,089	$1,417,482	$76,549		$(146,414)	$542,982
Add (deduct):
Provision for income taxes	275,683	278,347	(115,688)		(78,674)	93,908
Fixed charges	211,035	205,758	218,494		219,849	242,783

Earnings for Computations	1,625,807	1,901,587	179,355		(5,239)	879,673

Fixed Charges
Interest Expense	182,984	177,425	193,494		199,182	221,450
One third of payments under operating leases	28,051	28,333	25,000		20,667	21,333

Total Fixed Charges	211,035	205,758	218,494		219,849	242,783

Ratio of Earnings to Fixed Charges	7.7	9.2		(1)	(2)	3.6

Preferred Share Dividends	44,972	36,009	25,662		25,594	18,391
Total Fixed Charges and Preferred Share Dividends	$256,007	$241,767	$244,156		$245,443	$261,174

Ratio of Earnings to Fixed Charges and Preferred Share Dividends	6.4	7.9		(1)	(2)	3.4

(1)	Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $39 million and combined fixed charges and preferred share dividends by $65 million.
(2)	Earnings for the year ended December 31, 2001 were insufficient to cover fixed charges by $225 million and combined fixed charges and preferred share dividends by $225 million.